UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DISC MEDICINE, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

254604101

(CUSIP Number)

LIGHTSTONE VENTURES

500 Boylston St. Suite 1380

BOSTON, MA 02116

TELEPHONE: (617) 933-3770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Lightstone Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 279,686 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 279,686 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,686 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 1.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Lightstone Ventures, L.P. (“LV LP”), Lightstone Ventures (A), L.P. (“LV(A) LP”), LSV Associates, LLC (“LSV Associates”), Lightstone Singapore, L.P. (“LV Singapore”), Lightstone Singapore Associates, LLC (“Lightstone Singapore Associates,” together with LV LP, LV(A) LP, LSV Associates and LV Singapore, the “LV Entities”), Michael A. Carusi, Jean M. George and Henry A. Plain, Jr. Together with the LV Entities, Messrs. Carusi and Plain and Ms. George are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by LV LP. LSV Associates serves as the general partner of LV LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP, and may be deemed to own beneficially the shares held by LV LP.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Lightstone Ventures (A), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,104 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,104 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,104 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned by LV(A) LP. LSV Associates serves as the general partner of LV(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV(A) LP, and may be deemed to own beneficially the shares held by LV(A) LP.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons LSV Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,790 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 317,790 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,790 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 1.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned as follows: (i) 279,686 by LV LP, and (ii) 38,104 by LV(A) LP. LSV Associates serves as the general partner of LV LP and LV(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Lightstone Singapore, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,819 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,819 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,819 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 1.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned by LV Singapore. Lightstone Singapore Associates serves as the general partner of LV Singapore. Messrs. Carusi and Plain and Ms. George, the individual managing directors of Lightstone Singapore Associates, share voting and dispositive power with respect to the shares held of record by LV Singapore, and may be deemed to own beneficially the shares held by LV Singapore.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Lightstone Singapore Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,819 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,819 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,819 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 1.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned by LV Singapore. Lightstone Singapore Associates serves as the general partner of LV Singapore. Messrs. Carusi and Plain and Ms. George, the individual managing directors of Lightstone Singapore Associates, share voting and dispositive power with respect to the shares held of record by LV Singapore, and may be deemed to own beneficially the shares held by LV Singapore.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Michael A. Carusi
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 483,609 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 483,609 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,609 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned as follows: (i) 279,686 by LV LP, (ii) 38,104 by LV(A) LP and (iii) 165,819 by LV Singapore. LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Singapore Associates serves as the general partner of LV Singapore. Messrs. Carusi and Plain and Ms. George, the individual managing directors of LSV Associates and LV Singapore Associates, share voting and dispositive power with respect to the shares held of record by LV LP, LV(A) LP and LV Singapore.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Jean M. George
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 483,609 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 483,609 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,609 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned as follows: (i) 279,686 by LV LP, (ii) 38,104 by LV(A) LP and (iii) 165,819 by LV Singapore. LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Singapore Associates serves as the general partner of LV Singapore. Messrs. Carusi and Plain and Ms. George, the individual managing directors of LSV Associates and LV Singapore Associates, share voting and dispositive power with respect to the shares held of record by LV LP, LV(A) LP and LV Singapore.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 254604101	13D

1.	Name of Reporting Persons Henry A. Plain, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 483,609 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 483,609 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,609 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The shares are owned as follows: (i) 279,686 by LV LP, (ii) 38,104 by LV(A) LP and (iii) 165,819 by LV Singapore. LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Singapore Associates serves as the general partner of LV Singapore. Messrs. Carusi and Plain and Ms. George, the individual managing directors of LSV Associates and LV Singapore Associates, share voting and dispositive power with respect to the shares held of record by LV LP, LV(A) LP and LV Singapore.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of Disc Medicine, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”) of Disc Medicine, Inc. (f/k/a Gemini Therapeutics, Inc.), a Delaware corporation (the “Issuer” or “Disc”). The principal executive offices of the Issuer are located at 321 Arsenal Street, Suite 101, Watertown, MA 02472.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On December 29, 2022, the Issuer effected a 10:1 reverse stock split of its Common Stock (the “Reverse Stock Split”) As a result of the Reverse Stock Split, the number of issued and outstanding shares of Common Stock immediately prior to the Reverse Stock Split was reduced to a smaller number of shares, such that every 10 shares of Common Stock held by a stockholder immediately prior to the Reverse Stock Split, including shares of the Common Stock issued to stockholders of Old Disc (as defined below) in connection with the Disc Merger (as defined below), were combined and reclassified into one share of the Common Stock.

On December 29, 2022, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of August 9, 2022 (the “Disc Merger Agreement”), by and among the Issuer, Disc Medicine, Inc., a Delaware corporation, (“Old Disc”) and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Old Disc, with Old Disc continuing as a wholly owned subsidiary of us and the surviving corporation of the Disc Merger Agreement (the “Disc Merger”). In connection with the closing of the Disc Merger Agreement, the Issuer changed its name to Disc Medicine, Inc.

Additionally, in connection with the Disc Merger, each pre-merger stockholder of the Issuer received a contingent value right (“CVR”) for each pre-merger share of the Issuer’s Common Stock it owned at the time of the Disc Merger, pursuant to the CVR Agreement (as defined in Item 6 below). The Reporting Persons that were holders of Common Stock prior the Disc Merger received an aggregate of 483,609 CVRs, as follows:

•	LV LP: 279,686 CVRs
•	LV(A) LP: 38,104 CVRs
•	LV Singapore: 165,819 CVRs

Ms. George’s service on the board of directors ended on September 29, 2021 upon the expiration of her term as a director concurrently with the Issuer’s 2021 Annual Meeting of Stockholders.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
LV LP	279,686	279,686	0	279,686	0	279,686	1.6%
LV(A) LP	38,104	38,104	0	38,104	0	38,104	0.2%
LSV Associates (2)	0	317,790	0	317,790	0	317,790	1.8%
LV Singapore LP	165,819	165,819	0	165,819	0	165,819	1.0%
Lightstone Singapore Associates (2)	0	165,819	0	165,819	0	165,819	1.0%
Michael A. Carusi	0	0	483,609	0	483,609	483,609	2.8%
Jean M. George	0	0	483,609	0	483,609	483,609	2.8%
Henry A. Plain, Jr.	0	0	483,609	0	483,609	483,609	2.8%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	LSV Associates serves as the general partner of LV LP and LV(A) LP. Lightstone Singapore Associates serves as the general partner of LV Singapore. Messrs. Carusi and Plain and Ms. George, the individual managing directors of LSV Associates and Lightstone Singapore Associates, share voting and dispositive power with respect to the shares held of record by LV LP, LV(A) LP and LV Singapore, and may be deemed to own beneficially the shares held by LV LP, LV(A) LP and LV Singapore.
(3)	This percentage is calculated based upon 17,394,684 shares of Common Stock outstanding as of September 30, 2022 (calculated on a pro forma basis to give effect to the Disc Merger and the Reverse Stock Split, each as defined herein), as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on January 25, 2023.

(c) Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to beneficially own greater than 5% of the outstanding Common Stock effective upon the completion of the Disc Merger on December 29, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:

Contingent Value Rights Agreement

On December 29, 2022, prior to the effective time of the Disc Merger, the Issuer entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”) pursuant to which the Issuer’s pre-Merger common stockholders received one contingent value right (each, a “CVR”) for each outstanding share of Issuer common stock held by such stockholder on December 29, 2022. Each CVR represents the contractual right to receive payments, in the form of shares of stock of the Issuer, upon the actual receipt by the Issuer or its affiliates of certain proceeds derived from consideration paid to the Issuer as a result of the disposition of the Issuer’s pre-Merger legacy assets, net of certain expenses and other deductions. Any payments under the CVR Agreement will be in the form of shares of the Issuer, determined on the basis of a volume weighted average for the five (5) trading days prior to the date of issuance.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any payment of any Company shares will be made or that any holders of CVRs will receive any amounts with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs are not evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in the Issuer or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing description of the CVR Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.         Agreement regarding filing of joint Schedule 13D

B.          Contingent Value Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on December 29, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 14, 2023

Lightstone Ventures, L.P.
Lightstone Ventures (A), L.P.

By:	LSV Associates, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

LSV Associates, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

Lightstone Singapore, L.P.

By:	Lightstone Singapore Associates, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

Lightstone Singapore Associates, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Disc Medicine, Inc. is filed on behalf of each of the undersigned.

Date: February 14, 2023

Lightstone Ventures, L.P.
Lightstone Ventures (A), L.P.

By:	LSV Associates, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

LSV Associates, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

Lightstone Singapore, L.P.

By:	Lightstone Singapore Associates, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

Lightstone Singapore Associates, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.